OMS Energy Technologies Inc.

10 Gul Circle
Singapore 629566

February 13, 2025

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Aliya Ishmukhamedova

Re:	OMS Energy Technologies Inc.

Amendment No. 4 to Registration Statement on Form F-1

Filed January 28, 2025

File No. 333-282986

Dear Sir or Madam,

This letter is in response to your comments on February 10, 2025 in relation to the Amendment No. 4 to Registration Statement on Form F-1 (the “Registration Statement”) of OMS Energy Technologies Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on January 28, 2025. On the date hereof, the Company has filed an amendment to the Registration Statement. We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 4 to Registration Statement on Form F-1

Prospectus Summary, page 1

1.	We note your discussion of fluctuations in revenue, gross margin, and net profit between the six months ended September 30, 2024 and September 30, 2023. When highlighting these fluctuations, please prominently disclose there were different basis of accounting in the periods and that the comparison may not be indicative of your results if both periods were under the same basis of accounting. Revise similar disclosures made on page 53, 65, and 83, accordingly.

RESPONSE: We respectfully advise the staff that we have revised our disclosure on page 1 to prominently disclose that financial results for the six month ended September 20, 2023 and the six months ended September 30, 2024 were prepared under different bases of accounting and that the comparison between these periods may not be indicative of our financial results  and have added similar disclosures on page 53, 65, and 83, accordingly.

Unaudited Condensed Consolidated Interim Statements of Changes in Equity, page F-60

2.	Please disclose the details concerning the $5 million capital contribution recorded in the six months ended September 30, 2024. This disclosure should inform readers as to who, when, and why the contribution was provided. Also, tell us how this capital contribution is reflected in your statements of cash flows.

RESPONSE: We respectfully advise the staff that we have revised our disclosure to update the name of line item from “capital contribution” to “conversion of convertible notes” that is more appropriate and also include a footnote to the $5 million conversion of convertible notes under the unaudited condensed consolidated interim statements of changes in equity on page F-60, disclosing the relevant details of the capital contribution with reference to Note 13. We also update the unaudited condensed consolidated interim statements of cash flows to include a supplemental disclosure of noncash information regarding the conversion of the convertible note for the six months ended September 30, 2024.

During the period from June 16, 2023 through March 31, 2024, the convertible note holders provided the total cash subscription of US$5 million for the convertible notes in advance, which was reflected as advances from potential investors under the audited consolidated statement of cash flows for the period from June 16, 2023 through March 31, 2024 on page F-8.

Loans and Borrowings, page F-68

3.	Please disclose the facts and circumstances regarding the $5.8 million loan that was paid off and clarify if this is related to the $5 million capital contribution reported in the Statements of Changes in Equity.

RESPONSE: We respectfully advise the staff that we have revised the disclosure to the footnote relating to the $5.8 million on page F-68 to provide clarity under the unaudited condensed consolidated interim financial statements. Please note that this loan is unrelated to the $5 million capital contribution as reported in the Unaudited Condensed Consolidated Interim Statements of Changes in Equity and such disclaimer was not made on F-68 as prior disclosure regarding the loan has been made under the Audited Consolidated Financial Statements on F-37 and F-51.

Trade Payables and Other, page F-68

4.	We note “Other payables, non-current” had a balance of $5 million on March 31, 2024, which was subsequently reduced to zero. Please disclose the details regarding the $5 million and how it was paid off. If it is related to the $5 million capital contribution recorded in statement of changes in equity, please disclose the relationship.

RESPONSE: We respectfully advise the staff that we have revised disclosure to the notes relating to the other payables, non-current on page F-68 to detail the nature of the payables as of March 31, 2024 and its subsequent treatment following the approval and execution of the convertible notes agreements, and thereafter its conversion into equity on September 30, 2024.

General

5.	On page 90 you disclose that for the six months ended September 30, 2024, ARAMCO accounted for 71% of your revenue. Given the significance of this one customer, please disclose this information prominently in the Prospectus Summary, MD&A, and Business sections of your filing.

RESPONSE: We respectfully advise the staff that we have disclosed this information prominently in the Prospectus Summary, MD&A, and Business sections of our filing.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ How Meng Hock
Chief Executive Officer